MAR & Associates, Inc.

dba William and Henry Associates (an S-Corporation)

Statement of Financial Condition

December 31, 2019

armanino

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAR & Associates Inc., Dba William and Henry Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 Avenue of the Stars
(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – *if individual, state last, first, middle name*)

21600 Oxnard Street Ste 1180	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Iannini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAR & Associates Inc., Dba William and Henry Associates, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

PLEASE SEE ATTACHED NOTARIZED DOCUMENT

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

(CALIFORNIA GOVERNMENT CODE § 8202)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA

COUNTY OF Los Angeles

Subscribed and sworn to (or affirmed) before me on this 18th day of January, 2020,

by David Joel Iannini, proved to me on the basis of

(Name of Signer(s))

satisfactory evidence to be the person(s) who appeared before me.



MARIA SILVIA SARMIENTO
Notary Public - California
Los Angeles County
Commission # 2263580
My Comm. Expires Oct 20, 2022

Maria Silvia Sarmiento

Signature of Notary Public (Notary Seal)

ADDITIONAL OPTIONAL INFORMATION

Description of Attached Document

Title or Type of Document: Annual Audited Rept. Document Date: 01/18/2020

Number of Pages: 2 Signer(s) Other Than Named Above: ______

Additional Information: ______

TABLE OF CONTENTS



<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the President
MAR & Associates, dba William and Henry Associates
Los Angeles, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MAR & Associates, dba William and Henry Associates, as of December 31, 2019 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of MAR & Associates Inc., dba William and Henry Associates as of December 31, 2019 for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of MAR & Associates Inc., dba William and Henry Associates' management. Our responsibility is to express an opinion on MAR & Associates Inc., dba William and Henry Associates' financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to MAR & Associates Inc., dba William and Henry Associates in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as MAR & Associates Inc., dba William and Henry Associates' auditor since 2018.

Armanino LLP

Armanino^{LLP}
Woodland Hills, California

January 31, 2020



MAR & Associates, Inc.
dba William and Henry Associates
Statement of Financial Condition
December 31, 2019

ASSETS

Current assets
    Cash and cash equivalents | $ | 909,578
    Prepaid expense | | 235,000

        Total current assets | | 1,144,578

Fixed assets
    Fixed assets, at cost | | 574,000
    Less: accumulated depreciation | | (394,800)
    Net fixed assets | | 179,200

Other assets
    Deposits | | 500

        Total assets | $ | 1,324,278

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities
    Accounts payable and accrued expenses | $ | 21,682

        Total current liabilities | | 21,682

Commitments

Stockholder's equity
    Common stock, no par value.
      50,000,000 shares authorized;
      100 shares issued and outstanding | | -
    Additional paid in capital | | 2,337,584
    Accumulated deficit | | (1,034,988)

        Total stockholder's equity | | 1,302,596

        Total liabilities and stockholder's equity | $ | 1,324,278

See Report on Independent Registered Public Accounting Firm
The accompanying notes are an integral part of this statement.

2

1.   ORGANIZATION

Nature of Business

MAR & Associates, Inc. dba William & Henry Associates (the "Company") was formed as an Arizona Corporation on February 15, 2001 for the purpose of providing various financial advisory services. On June 15, 2012 (the "Registration Date"), the Company became registered as a Broker-Dealer with the Financial Industry Regulatory Authority (FINRA).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company presents its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances. The Company did have approximately $430,000 cash in a bank on deposit which exceeds the insured limit at December 31, 2019. Also, the Company did have cash of approximately $477,000 in uninsured money market instruments at December 31, 2019.

Fair Value of Financial Instruments

The Company's statement of financial condition includes the following financial instruments: cash and accounts payable. The Company considers the carrying amounts of cash and accounts payable to approximate fair value because of the short maturity of these instruments.

Fixed Assets

Fixed assets are recorded at cost. Such assets are depreciated on a straight-line basis over five years using a half-year convention.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company elected S Corporation status for federal and state purposes. Accordingly, the individual shareholder reports the earnings or losses before income taxes on their individual income tax returns, and therefore, no accrual has been made for federal income taxes in the accompanying financial statements. State income taxes were not accrued for as of December 31, 2019 due to unused loss carryforwards and their immateriality.

The Company follows ASC 740-10-25, which provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with ASC 740, *Accounting for Income Taxes*. ASC 740-10-25 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.   It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The application of ASC 740-10-25 did not have a material impact on the Company's financial statements.

The Company is no longer subject to Federal tax examinations by tax authorities for years before 2016 and state examinations for years before 2015.

Revenue Recognition

The Company recognizes revenue under FASB Accounting Standards Codification Topic No. 606, *Revenue from Contracts with Customers* ("ASC 606"), which outlines a single set of comprehensive principles for recognizing revenue under U.S. GAAP. Among other things, ASC 606 requires entities to assess the products or services promised in the contracts with customers at contract inception to determine the appropriate unit at which to record the revenue, which is referred to as a performance obligation. Revenue is recognized when control of the promised products or services is transferred to the customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those products or services.

Cash Flows

For the purpose of the statement of cash flows, the Company considers cash equivalents to include cash and short term money market mutual funds.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncement

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, *Leases* (Topic 842). This Update requires lessees to recognize substantially all leases on the statement of financial position as both a right-of-use asset and a liability. The standard has two types of leases for financial statement recognition purposes: operating leases and finance leases. Operating leases will result in the recognition of a single lease expense on a straight-line basis over the lease term similar to the treatment for operating leases under existing standards. Finance leases will result in an accelerated expense similar to the accounting for capital leases under existing standards. The determination of lease classification as operating or finance will be done in a manner similar to existing standards. The new standard also contains amended guidance regarding the identification of embedded leases in service contracts and the identification of lease and nonlease components in an arrangement. The new standard is effective for public companies for fiscal years beginning after December 15, 2018. Management has reviewed its leases and determined that because the terms do not exceed 12 months, the new standard does not apply for the year ended December 31, 2019.

Subsequent Events

The Company has evaluated events occurring after the date of the accompanying statement of financial condition through January 31, 2020, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Company's financial statements.

3.   COMMITMENTS AND CONTINGENCIES

Bonus Plan

In December 2011, the Company adopted a Bonus Plan (the "Plan") whereby the Company has the ability to issue to its team members Bonus Units (the "Units") that vest over a timeframe determined by the Company and entitle the holder to a potential bonus payment. This payment is calculated pursuant to a specific formula as described in the Plan and upon the occurrence of specified triggering events. The triggering events are either 1) the sale of substantially all of the Company's assets, or 2) the date that the sole shareholder no longer owns at least 50% of the outstanding voting securities of the Company. The total Units issued by the Plan are 9,000,000 with 7,000,000 outstanding and fully vested as of December 31, 2019.

Operating Leases

The Company rents various office space based on month-to-month agreements at approximately $1,500 per month in the aggregate as of December 31, 2019.

3.   COMMITMENTS AND CONTINGENCIES (continued)

Self Insurance

The Company self-insures its various business and legal risks by participating in an insurance pool consisting of similar business owners. The family trust that owns MAR & Associates dba William and Henry Associates is also a partial owner in this insurance pool. The insurance pool is domiciled in Puerto Rico, the ownership position is taxed as a U.S. entity and all assets of the Company in the pool are kept in the U.S. The Company experiences business and legal risks as a normal part of its business.

4.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum of $5,000.

The following summarizes the Company's net capital surplus at December 31, 2019:

Net capital	$	878,340
Required net capital		5,000
Excess net capital	$	873,340
Net capital ratio		0.01

5.   CONCENTRATIONS

Customers

During the year ended December 31, 2019, the Company generated 83% of its revenue from one client.

6.   RELATED PARTY TRANSACTIONS

On a monthly basis, the Company reimburses its owner for an allocation for certain costs related to the business use of the owner's facilities. For the year ended December 31, 2019, the Company reimbursed the owner $60,000 related to this cost sharing agreement.